PRESS RELEASE

First results from PTK/ZK CONFIRM 1 trial presented at American Society of Clinical Oncology show positive drug effects in advanced colorectal cancer


- Preplanned analysis of progression-free survival, as assessed by investigators, demonstrated a significant 17 percent reduction in risk of disease progression
- Central review assessment of primary endpoint showed a 12 percent reduction in risk that did not achieve statistical significance
- An exploratory analysis of patients with high LDH levels found this group benefited the most from PTK/ZK treatment (40 percent reduction in risk of disease progression)
- CONFIRM 1 & 2 studies ongoing to assess overall survival


Berlin, May 13, 2005 - First results from the phase III CONFIRM 1 trial showed that PTK/ZK, a new oral targeted therapy designed to block the growth of blood and lymphatic vessels, demonstrated positive drug effects in patients with metastatic colorectal cancer combined with FOLFOX chemotherapy as first-line therapy. It was announced today by Schering AG (NYSE: SHR; FSE: SCH).

Patients who received the PTK/ZK-FOLFOX combination had a 17 percent reduction in risk of disease progression (p=0.026) compared to FOLFOX alone when assessed by investigators. Assessment by central review showed a 12 percent reduction in risk of disease progression; however, the difference did not achieve statistical significance (p=0.118).

In the study patients were divided into four subgroups based on two prognostic factors, serum lactate dehydrogenase (LDH) and performance status. An exploratory analysis announced by J. Randolph Hecht, M.D., Clinical Professor of Medicine, Director, Gastrointestinal Oncology Program, Jonsson Comprehensive Cancer Center, University of California, Los Angeles School of Medicine, and lead investigator showed that patients with high LDH levels showed a 40 percent reduction in risk of disease progression independent of performance status. Further research is ongoing in order to determine the relevance of these findings.

These data from the first analysis of the ongoing CONFIRM 1 trial will be presented in full during a plenary presentation on Saturday May 14 at the American Society of Clinical Oncology (ASCO) meeting in Orlando, Florida. Further analysis of the CONFIRM 1 data, including detailed evaluations of overall survival endpoints, is expected in the second half of 2006.

"These new data show that PTK/ZK may improve outcomes for colorectal cancer patients," said Dr. Hecht. "We eagerly await the findings on overall survival, which will enable us to see how this compound may advance treatment for these patients."

The independent Data Safety Monitoring Board (DSMB) reviewed all safety data and recommended continuation of the trial.

Another ongoing Phase III trial, CONFIRM 2, compares the PTK/ZK combination regimen to FOLFOX-4 alone in patients with metastatic colorectal cancer who have progressed after irinotecan-based first line chemotherapy. An interim analysis is planned in mid-2005 and final overall survival data are expected in mid-2006.

Novartis and Schering anticipate filing for approval of PTK/ZK with the U.S. Food and Drug Administration (FDA) and the European Medicines Agency
(EMEA) in early 2007.

"With the positive drug effects observed in this analysis we remain committed to exploring the potential of PTK/ZK in colorectal cancer and other tumors," said Marc Rubin, MD, member of the Executive Board of Schering AG, responsible for Development and Oncology. "The overall survival data from both CONFIRM 1 and CONFIRM 2 will provide additional guidance regarding the best treatment options for these patients."

Additional information

Study Details
In the study, PTK/ZK was given in combination with the chemotherapy regimen oxaliplatin/5-fluorouracil/leucovorin, called FOLFOX-4, in patients previously untreated for metastatic colorectal cancer (mCRC). FOLFOX-4 is the most commonly used treatment for patients with mCRC. CONFIRM 1 is a multinational study in which 1,168 patients were randomly assigned to receive FOLFOX-4 with either PTK/ZK or a placebo between February 2003 and May 2004. The CONFIRM 1 study design is powered to include two analyses: progression-free survival and overall survival.

Safety Data
In the CONFIRM 1 trial, the overall side effects that were seen were generally consistent with that of FOLFOX chemotherapy and anti-angiogenic therapy. The most frequently reported grade 3 adverse events in the two treatment arms (PTK/ZK with FOLFOX-4 vs. placebo with FOLFOX-4), greater than 5 percent, were as follows: hypertension (21% vs. 6%), neutropenia (17% vs. 21%), diarrhea (15% vs. 10%), nausea (9% vs. 5%), peripheral neuropathy (9% vs. 7%), vomiting (7% vs. 6%), venous thrombosis (7% vs. 4%), dizziness (7% vs. 2%), and thrombocytopenia (6% vs. 4%). The most frequently reported grade 4 events, greater than 5 percent in both arms, were neutropenia (14% vs. 11%) and pulmonary embolism (6% vs. 1%).

About PTK/ZK
PTK/ZK, an investigational oral multi-VEGF receptor tyrosine kinase inhibitor, blocks tumor angiogenesis and lymphangiogenesis by inhibiting all known VEGF receptors. Targeting all the VEGF receptors rather than a single VEGF type may provide a new approach for inhibiting tumor growth and spread.

About Colorectal Cancer
In 2002, according to the World Health Organization, there were more than 1 million cases of colorectal cancer worldwide, almost 65% of which were in more developed countries. The Colorectal Cancer Network reports that in the United States only lung cancer is responsible for more cancer-related deaths. In 2004, according to the International Agency for Research on Cancer, it was estimated that 270,000 new cases were diagnosed and more than 22,000 deaths occurred in the EU.

Cooperation Agreement
Novartis and Schering have been jointly researching and co-developing PTK/ZK since 1995. Under a commercialization agreement executed in January 2005, the companies will partner on promotion and further development of the product for oncology indications including metastatic colorectal cancer in all major markets. The value of the agreement to Schering and Novartis is designed to be equal based on the co-promotion terms and territory allocations. Novartis will lead North American co-promotion activities and Schering will lead European co-promotion activities with both companies sharing co-promotion activities equally in Japan. Novartis will exclusively promote the product in Asia (excluding Japan) and Middle East. Schering will exclusively promote PTK/ZK in Latin America, Africa and Australia.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de

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Pharma Communication: Frank Richtersmeier, T: +49-172 31 60 599;
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Investor Relations: Joanne Marion, T: +1-973 70 30 925,
joanne_marion@berlex.com

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